                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                    For the financial year ended May 31, 2003

                             Lorus Therapeutics Inc.
                             -----------------------
                 (Translation of registrant's name into English)


                    2 Meridian Road, Toronto, Ontario M9W 4Z7
                    -----------------------------------------
                    (Address of principal executive offices)


                 [Indicate by check mark whether the registrant
               files or will file annual reports under cover Form
                               20-F or Form 40-F.]

                       Form 20-F [ ] Form 40-F [X]

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
              thereby furnishing the information to the Commission
                 pursuant to Rule 12g3-2(b) under the Securities
                              Exchange Act of 1934.

                            Yes [ ]  No [X]

               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Lorus Therapeutics Inc.


Date: November 14, 2003                       By: "Shane Ellis"
      -----------------                          ----------------
                                              Shane Ellis
                                              Vice President, Legal Affairs
                                              Corporate Secretary

                                    LORUS THERAPEUTICS INC.
                                    ANNUAL REPORT 2003






                     [BEING STRONG WHERE IT COUNTS GRAPHIC]

                          BEING STRONG WHERE IT COUNTS





                                        LORUS

MISSION STATEMENT


LORUS THERAPEUTICS INC.'S MISSION IS THE DISCOVERY, RESEARCH AND DEVELOPMENT OF WELL-TOLERATED THERAPIES THAT SUCCESSFULLY MANAGE CANCER AND PROMOTE IMPROVED QUALITY OF LIFE. OUR UNIQUELY DIVERSIFIED PRODUCT PIPELINE PROVIDES MULTIPLE OPPORTUNITIES FOR CLINICAL SUCCESS AND INCREASED SHAREHOLDER VALUE.



PRODUCT DEVELOPMENT PIPELINE

                     [PRODUCT DEVELOPMENT PIPELINE GRAPHIC]


                               TABLE OF CONTENTS

1       Year 2003 and Subsequent Highlights

2       Letter to Shareholders

8       Management's Discussion and Analysis

13      Management's Responsibility for Financial Reporting/Auditors' Report to the Shareholders

14      Consolidated Balance Sheets

15      Consolidated Statements of Loss and Deficit

16      Consolidated Statements of Cash Flows

17      Notes to Consolidated Financial Statements

25      Directors and Officers/Shareholder Information

BEING STRONG IN SCIENCES

                       [BEING STRONG IN SCIENCES GRAPHIC]

YEAR 2003 AND SUBSEQUENT HIGHLIGHTS

o Expanded the pivotal Phase III trial of its lead immunotherapeutic drug Virulizin(R) for the treatment of advanced pancreatic cancer to over 100 North American, Latin American, South American and European sites.

o Received commitment from the U.S. National Cancer Institute (NCI) to fund an expanded Phase II clinical trial program with GTI-2040. Clinical trials for three of the first six indications prioritized by the NCI have been initiated.

o Expanded the Phase II clinical trial of it's lead antisense drug GTI-2040 for renal cell carcinoma from one to more than eight major oncology centres in the U.S.

o Entered into a worldwide exclusive out-licensing agreement for NC381 and a library of clotrimazole analogs for an upfront fee of U.S. $0.4 million with potential of up to U.S. $11.6 million of milestone payments if all milestones are achieved, and a royalty line. Similar milestone and royalty payments will apply to other compounds developed from the library.

o Raised net proceeds of $29.9 million by way of a public offering of units at a price of $1.25 per unit with each unit consisting of one common share and one-half of one purchase warrant.

o Recorded it's first commercial revenue from sales of Virulizin(R) in Mexico.

o Awarded Orphan Drug status by the U.S. FDA for GTI-2040 for the treatment of advanced renal cell carcinoma.

o Signed a letter of Intent to conduct a Phase II clinical trial of GTI-2501 with the Sunnybrook and Women's College Health Sciences Centre in Toronto for the treatment of advanced metastatic prostate cancer.

o Allowed various patents from Canada, the U.S., Europe and Mexico to further protect Lorus' intellectual properties including Virulizin(R), "U-Sense" and other technologies.

LETTER TO SHAREHOLDERS


BEING STRONG IN MANAGEMENT


                                                  [PHOTO OF JIM A. WRIGHT PH.D.]
                                                  Jim A. Wright Ph.D.
                                                  Chief Executive Officer


2003 - GETTING THE IMPORTANT THINGS RIGHT

This year has been a watershed year for Lorus Therapeutics. We have advanced our clinical development programs on a number of fronts, successfully raised capital from existing and new investors, strengthened our relationship with the National Cancer Institute (NCI) in the United States, attracted key individuals to our company -- enabling us to build the internal capabilities to fully control Lorus' destiny -- and successfully launched Virulizin(R) in the private market of Mexico. In short, we believe that 2003 marked another year at Lorus of getting the important things right.

The momentum is continuing into fiscal 2004 and beyond with the environment for our sector showing strong signs of improvement. We believe that biotechnology is getting a fresh look from the investment community, that regulatory bodies are improving their operations, enabling breakthrough products to get to market sooner while still keeping the public safe, and our approach to the treatment of cancer is becoming more widely recognized as a promising development in the field.

VIRULIZIN(R)

Virulizin(R) is an immunotherapy product that has been at the forefront of our advances in the clinical development field. Immunotherapies are a form of treatment that stimulate the body's immune system to fight diseases such as cancer. In preclinical and clinical studies, the data we have analyzed indicates that Virulizin(R) is a safe immunotherapy product, demonstrating strong biological activity and exciting potential to be a very effective therapy for the treatment of some of the most devastating cancers known to man.

Lorus has Mexican private market approval of Virulizin(R) for malignant melanoma, a cancer that is initiated in the skin. In October 2001, we signed a distribution agreement for Virulizin(R) in the Mexican market with Mayne Pharma. This past year, we extended the relationship to include Brazil and subsequently

A NUMBER OF PATIENTS WITH ADVANCED PANCREATIC CANCER FROM AROUND THE WORLD CONTINUE TO BE TREATED WITH VIRULIZIN(R) THROUGH OUR EMERGENCY DRUG RELEASE PROGRAM. THIS ALLOWS TREATMENT FOR PATIENTS WHO ARE NOT ELIGIBLE FOR ONGOING CLINICAL TRIALS AND ALSO PROVIDES THE COMPANY WITH ADDITIONAL SAFETY DATA FOR INCLUSION IN REGULATORY FILINGS.


                                   [PICTURES]


Argentina. We expanded our pivotal Phase III clinical trial of Virulizin(R) for advanced pancreatic cancer to include more sites in North America, Latin America, South America and Europe. We believe the expansion is important for both clinical milestones and the elevation of our product's profile with key oncologists.

Adding to the profile of Virulizin(R) were a number of peer-reviewed publications and scientific presentations over the last twelve months. Presentations were made at the Lustgarten Foundation Scientific Conference, co-sponsored by the Dana-Farber Cancer Institute and Harvard Medical School, the 39th Annual Meeting of the American Society of Clinical Oncology and the 20th National Medical Meeting of the Instituto Nacional de Cancerologia in Mexico City, a conference attended by leading oncologists from Latin American and around the world. Publication of study results appeared in Anticancer Drugs, Cancer Chemotherapy and Pharmacology, and we received two new United States patents, one from Europe, as well as one from Mexico to further protect our intellectual property. And finally, the granting of "Fast Track" status from the United States Food & Drug Administration means we can expect an expedited review of Virulizin(R).

In addition to these important accomplishments over the past year, we are also pleased that we have been able to maintain limited access to the drug for those most in need. A number of patients with advanced pancreatic cancer from around the world continue to be treated with Virulizin(R) through our emergency drug release program. This allows treatment for patients who are not eligible for ongoing clinical trials and also provides the Company with additional safety data for inclusion in regulatory filings. All of us at Lorus welcome the opportunity to provide an important therapeutic weapon in the battle against this devastating disease.

OUR PRODUCT PIPELINE

Our rich anticancer product pipeline also includes two drugs, GTI-2040 and GTI-2501, in the field of antisense technology. Pathologies such as cancer, autoimmune diseases and chronic inflammatory conditions all share a common abnormality of aberrant protein production and uncontrolled activity. Modulating the activity of these proteins is a mainstay of pharmacotherapy. However, lack of selectivity and poorly characterized targets has lead to therapies that are often efficacious but have unwanted side effects.

LETTER TO SHAREHOLDERS

[3 PICTURES]

Antisense therapy is a highly selective and targeted approach to inhibiting the formation of a disease-causing protein important for the maintenance of a disease such as cancer. This approach leads to a decrease in the level of the deleterious protein, which is over-expressed in the tumour, leading to inhibition of tumour growth, and in some cases, destruction of tumour cells through a process known as apoptosis (cell suicide)

We expanded our Phase II clinical trial of GTI-2040 for renal cell carcinoma this past year to include eight additional major oncology centers in the United States. GTI-2040 is being administered in combination with capecitabine to patients who have failed previous attempts at chemotherapy. The specific target of our candidate is a novel malignant determinant that can cooperate with a variety of cancer causing genes, known as oncogenes. Preclinical animal models showed GTI-2040 to be very effective in inhibiting tumour growth in a wide variety of different animal models including models of renal cell carcinoma, alone or in combination with other agents.

Also last year, we committed to move GTI-2501 into a Phase II clinical trial for the treatment of advanced metastatic prostate cancer. Dr. Laurence Klotz of the Sunnybrook and Women's College Health Sciences Center in Toronto will lead the study, expected to begin this fall. Dr. Klotz is the Chief of the Division of Urology at Sunnybrook Hospital, Chairs the Canadian Urology Research Consortium and is a Founder of the Prostate Cancer Research Foundation of Canada.

Early in the fiscal year, we cemented our collaboration with the National
Cancer Institute (NCI), the United States government's principal institute for research and training in cancer. The NCI entered into a formal clinical trial agreement with Lorus through which they will financially sponsor a series of GTI-2040 clinical trials. To date, we have commenced three NCI sponsored Phase II trials. The first is a study of our drug in combination with cytarabine, in patients with refractory or relapsed acute myeloid leukemia, under the direction of Dr. Guido Marcucci at Ohio State University. The second is being done in combination with capecitabine as a treatment for metastatic breast cancer, under the direction of Dr. Helen Chew of the University of California Davis Cancer Center. The third is in combination with docetaxel for the treatment of advanced non-small cell lung cancer, under the direction of Dr. Natasha Leighl of the Princess Margaret Hospital in Toronto. The latter clinical trial is also being conducted at a number of other major Ontario cancer centres.

OTHER TECHNOLOGIES WE ARE DEVELOPING INCLUDE A GENE THERAPY-BASED ANTICANCER APPROACH USING AN EXCITING NEW TUMOUR SUPPRESSOR SEQUENCE, A U-SENSE TECHNOLOGY THAT IS CUTTING EDGE SCIENCE AND ANOTHER PROMISING SMALL MOLECULE TECHNOLOGY WITH THE POTENTIAL TO DISCOVER NEW DRUGS WITH LOW TOXICITIES.

A host of preclinical drug candidates round out the Company's pipeline of anticancer drugs. Components of Virulizin(R) have been identified in a chemical composition characterization and this knowledge was used to formulate a second generation of our immunotherapy approach, Neo-Virulizin(R). We have also established a library of low molecular weight compounds structurally related to the anti-fungal agent clotrimazole (CLT). CLT is known to inhibit cell proliferation by interfering with cell cycle progression and we have designed and synthesized variations or analogues of CLT. In preclinical studies, conducted in partnership with the NCI, these analogues have demonstrated low or no toxicity in animal models, and have inhibited cancer growth in cell culture and animal models. We entered into a worldwide out-licensing agreement with Cyclacel Limited of U.K. (Cyclacel). Pursuant to which Cyclacel will carry on future development of the library. Other technologies we are developing include a gene therapy-based anticancer approach using an exciting new tumour suppressor sequence, a U-sense technology that is cutting edge science and another promising small molecule technology with the potential to discover new drugs with low toxicities.

OUR LEADERSHIP TEAM

Our advances as a company have involved a number of changes to the team responsible for stewarding both our clinical and commercial developments. Messrs. Barry Reiter, Robert Bechard and Peter Campbell stepped down from the Board this past year after making significant contributions to our Company over a number of years. Replacing them were J. Kevin Buchi and Robert L. Capizzi, M.D., two individuals who bring a wealth of industry and oncology related experience to the Company.

Mr. Buchi is Senior Vice President and Chief Financial Officer of Cephalon Inc., an international biopharmaceutical company. With his financing achievements, knowledge of the United States financial regulatory environment, and his participation on our Audit Committee, Mr. Buchi is providing valuable guidance to Lorus. Dr. Capizzi has served on and chaired various boards of the U.S. National Institutes of Health, the American Cancer Society, national and international professional societies, and scientific advisory boards of multinational pharmaceutical companies. He is making significant contributions to our overall clinical development strategies.

LETTER TO SHAREHOLDERS


THE ADVANCES IN OUR CLINICAL DEVELOPMENT PROGRAMME WERE FACILITATED BY OUR SUCCESSFUL SHARE OFFERING, WHICH RAISED NET $29.9 MILLION OF NEW EQUITY FOR THE COMPANY, APPROXIMATELY 28% OF WHICH WAS PLACED WITH U.S. AND INTERNATIONAL INVESTORS.


Mr. Graham Strachan became our new Board Chairman this year. Mr. Strachan has been closely involved in the emergence and evolution of the biotechnology sector in Canada throughout his career. He was a Founder and eventually the Chief Executive Officer of one of Canada's first biotechnology companies, Allelix Biopharmaceuticals. He has been active as a Board Member and Chair of several life science organizations including a number of industry associations, and has been a Director of Lorus since 2001.

We see the changes at our Board level as further strengthening our corporate governance. Lorus continues to separate the roles of Chairman and Chief Executive Officer and the appointment of Mr. Buchi to our Audit Committee fortifies an already independent and financially knowledgeable committee. The Board's overall independence is highlighted by the inclusion of only one member from management and geographical balance as achieved with three of our seven members being American.

Our management team also underwent changes this past year. We appointed Mace L. Rothenberg M.D., as the company's External Medical Advisor. Dr. Rothenberg is an internationally recognized oncologist whose research focuses on the evaluation of the effects of new drugs in humans from clinical, pharmacologic, biologic, and genetic perspectives. He has considerable experience in the drug development field, working on a number of anticancer compounds that successfully obtained FDA approval in the critical United States market, including irinotecan (CPT-11, Camptosar(R)) and oxaliplatin (Eloxatin(R)) for colorectal cancer and gemcitabine (Gemzar(R)) for pancreatic cancer. Mr. Bruce Rowlands also joined Lorus as Senior Advisor with responsibilities in investor relations and capital markets activities. Mr. Rowlands comes to Lorus from the investment industry with particular experience in biotechnology finance.

The advances in our clinical development programme were facilitated by our successful share offering, which raised net $29.9 million of new equity for the company, approximately 28% of which was placed with U.S. and international investors. The financial community continues to be extremely selective when it comes to biotechnology investments. Our success in attracting such a wide range of investors to our offering in today's challenging capital markets environment underlines the appreciation for Lorus getting the important things right.

WE ARE MAKING IMPORTANT CONTRIBUTIONS TO THE BATTLE AGAINST CANCER AS WE CONTINUE TO AGGRESSIVELY DEVELOP OUR IMPRESSIVE PRODUCT PIPELINE, WITH THE GOAL OF BEING ABLE TO OFFER MANY PATIENT-FRIENDLY THERAPIES THAT ARE EFFECTIVE IN MANAGING THIS DEVASTATING DISEASE.

THE ROAD AHEAD

As I indicated at the beginning of this letter, we anticipate that the next year and beyond will continue to be highly rewarding for Lorus and for you, our investors, as we progress our research and preclinical programs, initiate new clinical studies and make strides forward in all of our clinical trials.

In spite of surgical, radiotherapeutic, and chemotherapeutic advances, a large proportion of cancers remain essentially incurable or have serious treatment side effects. According to the American Cancer Society, cancer accounts for nearly one-quarter of deaths in the United States. Compared to the rate in 1950, the cancer death rate was 4% higher in 2000, while rates for other major chronic diseases decreased during this period. It is estimated that
1.33 million new cases of cancer will be diagnosed in 2003. Currently, the risk of a North American man developing cancer over his lifetime is about one in two. Approximately one in three women will develop cancer over her lifetime.

We are making important contributions to the battle against cancer as we continue to aggressively develop our impressive product pipeline, with the goal of being able to offer many patient-friendly therapies that are effective in managing this devastating disease.

This is a goal shared by all of our hardworking employees, including those who have been with us for years and those who have recently joined. All are playing an important role in helping build a company that is steering itself successfully through the complicated waters of drug development. We face a great challenge in reaching our goals, but we are driven by the rewards that await us.



/s/ Jim A. Wright

Dr. Jim A. Wright
Chief Executive Officer
Lorus Therapeutics Inc.
September 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                      BEING STRONG IN FINANCIALS

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the year ended May 31, 2003 and the accompanying notes (the "FINANCIAL STATEMENTS") set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant differences between Canadian and United States GAAP are identified in note 14 to the Financial Statements. All amounts are expressed in Canadian dollars unless otherwise noted.

OVERVIEW

Lorus Therapeutics Inc. ("LORUS" or the "COMPANY") is a life sciences company focused on developing effective anticancer therapies with low toxicity. With products from preclinical through Phase III trials, and a product approved for the private market in Mexico for malignant melanoma, Lorus believes that it has established a diverse anticancer product pipeline, supported by a growing intellectual property portfolio.

      The success of Lorus depends on the efficacy and safety of its products in clinical trials, obtaining the necessary regulatory approvals to market its products and maintaining sufficient levels of funding through public and/or private financing. Lorus has not commercially marketed any product other than Virulizin(R), which has been approved for sale and is being sold in the private market in Mexico.

      The Company believes that the treatment and management of cancer will continue to be addressed through combinations of different therapies. Many cancer drugs currently approved for use are very toxic with severe side effects. Lorus believes that a product development plan based on effective drugs with lower toxicity and fewer side effects could have broad application in cancer treatment while improving the quality of life of a patient with cancer.

      Lorus' strategy is to continue development of cancer drug candidates using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which mitigates the development risks associated with a single technology platform. Lorus separately evaluates the merits of each candidate throughout the clinical trial process and considers commercialization where appropriate. Lorus' most advanced anticancer drugs in its pipeline, each of which flow from different platform technologies, are: immunotherapeutics (Virulizin(R)); Antisense (GTI compounds); and small molecule or Chemotherapeutics (NuChem compounds).

CRITICAL ACCOUNTING POLICIES

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. We have determined that our critical accounting policy relates to our accounting for drug development costs. Other important accounting policies are described in Note 2 of the Financial Statements.

DRUG DEVELOPMENT COSTS

The Company incurs costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP. Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development cost may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

REVENUES

During 2003, the Company began shipping nominal volumes of Virulizin(R) to its distributor in the Mexican market. The Company recorded product revenue from the sale of Virulizin(R) in Mexico of $66 thousand in 2003 as compared to nil in both 2002 and 2001. Product revenue from the sale of Virulizin(R) in Mexico is not expected to be material in 2004. The Company does not anticipate product revenue in 2004 from any of its other anticancer drugs currently under development.

RESEARCH AND DEVELOPMENT

Research and development expenditures totaled $12.6 million in 2003 compared to $8.7 million in 2002 and $9.8 million in 2001. The increase in 2003 from 2002 is mainly attributable to (i) the expansion of the pivotal Phase III Virulizin trial to over 50 North American and Latin American sites; (ii) the expansion of the Phase II GTI-2040 combination chemotherapy trial to more than 8 major oncology centers in the U.S.; and (iii) the preparation for the National Cancer Institute sponsored GTI-2040 Phase II trial programs. Research and development costs in 2001 were higher than 2002 primarily due to the significant amount of expenses for antisense drug purchase in 2001, and the drugs were used in research and development activities in fiscal 2002 and 2003. Excluding the costs related to the 2001 drug purchase, research and development expenses in 2002 would have been higher than in 2001 due to the expansion of our clinical trial programs in 2002.

GENERAL AND ADMINISTRATIVE

General and administrative expenses totaled $4.3 million in 2003 compared to $4.9 million in 2002 and $6.4 million in 2001. The decrease in 2003 compared to 2002 resulted mainly from lower legal and advisory service fees. The decrease in 2002 expenses over expenses in 2001 was due mainly to lower spending on patent fees and advisory services as well as lower recruiting costs, since the Company hired several executives in 2001.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses totaled $1.0 million in 2003 compared to $2.0 million in 2002 and $1.9 million in 2001. The decrease in 2003 over 2002 related primarily to the adoption of the new accounting pronouncement for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002 (see "Significant Accounting Policies" in the notes to the Financial Statements). Amortization of goodwill totaled $1.5 million in each of 2002 and 2001. Amortization of stock-based compensation in 2003 totaled $0.7 million as compared to $0.3 million in 2002 and $0.3 million in 2001. The increase is due primarily to the increased use of performance-based options as an employee compensation tool for this period.

INTEREST AND OTHER INCOME

Interest income totaled $1.2 million in 2003 compared to $2.0 million in 2002 and $2.9 million in 2001. The continued decrease in interest income was due to lower cash and short-term investment balances in each successive year and the general decline in market interest rates.

LOSS FOR THE PERIOD

The loss for the year totaled $16.6 million or $0.12 per share in 2003 compared to $13.5 million or $0.09 per share in 2002 and $15.2 million or $0.11 per share in 2001. The increase in net loss in 2003 compared to 2002 relates primarily to increased clinical trial activities, which was partially offset by lower administrative costs and the discontinuance of amortization of goodwill in accordance with the adoption of the new CICA accounting pronouncement described above under "Depreciation and Amortization". On a comparative basis, the loss for the year ended May 31, 2002 and 2001 would have been $12.0 million and $13.7 million or $0.08 per share and $0.10 per share respectively after adjustment to remove the amortization of goodwill. The decrease in 2002 from 2001 was primarily due to reduced spending on general and administrative expenses and net spending reductions on research and development activities due to lower drug purchases partially offset by lower interest income.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, and the interest earned thereon, should be sufficient to finance its operations and capital needs for at least the next twelve months.

MANAGEMENT'S DISCUSSION AND ANALYSIS


       FINANCING
       In 2003, Lorus issued common shares on the exercise of stock options for proceeds of $0.7 million. In 2002, Lorus issued common shares on the exercise of stock options and warrants for proceeds of $1.4 million.
       In 2001, Lorus issued common shares on the exercise of warrants and stock options, and under the alternate compensation plan in the aggregate amount of $2.1 million.

              Subsequent to the 2003 fiscal year end on June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one purchase warrant.

       OPERATING CASH REQUIREMENTS
       Lorus' cash used in operating activities totaled $11.9 million in 2003 compared to $11.9 million in 2002 and $9.7 million in 2001. The cash used in operating activities in 2003 was comparable with that experienced in 2002 despite a higher net loss in 2003 due primarily to changes in the timing of the payment of accounts payable and accrued liabilities. The cash used in operating activities increased in 2002 over 2001 mainly due to changes in the timing of the payment of accounts payable, which was partially offset by reduced expenditures in operating activities.

              The Company's cash used in operating activities is expected to increase in 2004 due to increased drug development activities with the existing clinical programs, the newly announced GTI-2501 Phase II clinical trial for patients with prostate cancer and the preparation for the New Drug Application (NDA) for Virulizin(R) in the U.S.

       CASH POSITION
       At May 31, 2003, Lorus had cash and cash equivalents and short-term investments totaling $25.1 million compared to $37.8 million at the end of 2002. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Company's Board of Directors.

              Working capital (representing primarily cash and cash equivalents and short-term investments) at May 31, 2003 was $20.9 million as compared to $35.6 million in 2002. Subsequent to the year end, as a result of the public offering referred to above, cash and short-term investments increased by $29.9 million (gross proceeds of offering net of issuance costs). Had the transaction closed on May 31, 2003, the Company's cash and cash equivalent and short-term investments balance would have been $55 million.

              The Company does not expect to generate a positive cash flow from operations for at least several years due to substantial additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, as the company receives regulatory approval to commercialize products under development and revenue from such products exceeds expenses.

              The Company may seek to access the public or private equity markets from time to time, even if it does not have an immediate need for additional capital at that time.

              Lorus intends to use its resources to fund its existing drug development programs and develop new programs from its portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed licenses or acquired technologies, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

       QUARTERLY RESULTS OF OPERATIONS
       The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent fiscal quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. Readers should not rely on them to predict the future performance of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FISCAL 2003

                                                    Quarter Ended
                                       ----------------------------------------
                                        AUG 31     NOV 30    FEB 28     MAY 31
(in thousands of dollars,                2002       2002      2003       2003
except per share amounts)              ----------------------------------------
Revenues
Product Sales                          $    --     $    --   $    27    $    39
Operating Expenses
Cost of sales                               --          --        27         28
Research and development                 3,047       3,323     2,876      3,304
General and administrative               1,304         796       960      1,230
Depreciation and amortization               95         164       224        477
                                       ----------------------------------------
OPERATING LOSS                           4,446       4,283     4,060      5,000
INTEREST AND OTHER INCOME                 (370)       (314)     (258)      (213)
                                       ----------------------------------------
LOSS FOR THE PERIOD                    $ 4,076     $ 3,969   $ 3,802    $ 4,787
BASIC AND FULLY DILUTED LOSS
  PER COMMON SHARE                     $  0.03     $  0.03   $  0.02    $  0.04
                                       ----------------------------------------


FISCAL 2002

                                                    Quarter Ended
                                       ----------------------------------------
                                        Aug 31     Nov 30    Feb 28     May 31
(in thousands of dollars,                2001       2001      2002       2002
except per share amounts)              ----------------------------------------
Revenues
Product Sales                          $    --     $    --   $    --    $    --
Operating Expenses
Cost of sales                               --          --        --         --
Research and development                 2,142       2,093     1,872      2,552
General and administrative               1,062       1,583     1,209      1,013
Depreciation and amortization              455         567       458        476
                                       ----------------------------------------
OPERATING LOSS                           3,659       4,243     3,539      4,041
INTEREST AND OTHER INCOME                 (603)       (560)     (511)      (321)
                                       ----------------------------------------
LOSS FOR THE PERIOD                    $ 3,056     $ 3,683   $ 3,028    $ 3,720
BASIC AND FULLY DILUTED LOSS
  PER COMMON SHARE                     $  0.02     $  0.03   $  0.02    $  0.02
                                       ----------------------------------------

Risk and Uncertainties

Lorus has not produced or commercially marketed any product other than Virulizin(R), which has been approved for sale and is being sold in the private market in Mexico. Although Lorus has commenced commercial sales of Virulizin(R), there can be no assurance that the Company will realize future revenues from the product. In addition, there can be no assurance that the company will ever realize revenues from any of its products in development, or that the Company will ever be profitable.

     All of Lorus' products are in various stages of development. There can be no assurance that Lorus will have funds available to permit the successful commercialization of its products. The Company's funding needs may vary depending on many factors including: the progress and number of research and drug development programs; costs associated with clinical trials and the regulatory process; costs related to maintaining drug manufacturing sources; costs of prosecuting or enforcing patent claims and other intellectual property rights; collaborative and license agreements with third parties; and opportunities to in-license or acquire new products.

     In order to commercialize Lorus' products, Lorus must obtain regulatory approvals. Regulatory approvals can take a number of years and involve substantial expenditures. There can be no assurance that the Company will ever obtain necessary approvals or licenses for any of its products; that the Company will not encounter difficulties or excessive costs in its efforts to secure necessary approvals and licenses; or that the Company will be able to obtain sufficient funds to meet the necessary expenditures associated with obtaining regulatory approvals.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     Lorus relies upon third parties to provide certain key services, including contract manufacturers to manufacture its products and independent investigators and contract research organizations to assist it in conducting its clinical trials. These third parties may encounter difficulties in meeting regulatory requirements and in maintaining quality control and quality assurance to meet Lorus' clinical development needs. If these third party service providers are unable to meet regulatory requirements or maintain quality control and quality assurance, or the Company is unable to retain such suppliers or obtain new third party suppliers, the Company may not be able to effectively conduct clinical trials or ultimately commercialize its products.

     Lorus' interest income is subject to fluctuations of interest rates in its investment portfolio of debt securities. Investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will have an adverse impact on Lorus' financial condition.

     The Company maintains its accounts in Canadian dollars, but its revenues and a portion of its expenditures are in foreign currencies. Lorus does not currently engage in hedging its foreign currency requirements to reduce exchange rate risk.

RECENT ACCOUNTING PRONOUNCEMENTS

In December of 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the Financial Statements.

     Effective January 1, 2003, the Company adopted the initial recognition and measurement provisions of FASB Interpretation No. 45 "Guarantees, Including Indirect Guarantees of Indebtedness of Others," which apply on a prospective basis to certain guarantees issued or modified after December 31, 2002. FASB interpretation No. 45 requires that a liability be recognized for the estimated fair value of the guarantee at its inception. The Company has entered into agreements that contain features which meet the definition of a guarantee under this interpretation note as described in note 12 to the Financial Statements. The maximum amounts from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees. The adoption of FASB Interpretation No. 45 did not have a material impact on the business, results of operations and financial condition of the Company.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses an accounting research bulletin ("ARB") in respect of the consolidation by business enterprises of variable interest entities as defined in the interpretation. This interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. This interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the interpretation becomes effective. The application of this interpretation will not have a material effect on the Company's financial statements.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis and other sections of the annual report contain forward-looking statements, which are based on the Company's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Readers are cautioned that all forward-looking statements herein involve risks and uncertainties, including, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms and annual reports. These factors should be carefully considered and readers should not place undue reliance on our forward-looking statements. Actual events may differ materially form our current expectations due to risks and uncertainties. Certain of the risks and uncertainties are discussed above and in the section entitled "Risks and Uncertainties".

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and all information in this annual report have been prepared by management and have been approved by the Board of Directors of the Company.

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include amounts that are based on the best estimates and judgements of management. Financial information presented in accordance with Canadian generally accepted accounting principles elsewhere in the annual report is consistent with that in the financial statements.

     In discharging its responsibility for the integrity and fairness of the financial statements, management maintains a system of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. Management believes that the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

     The Board of Directors, through an Audit Committee, oversees management's responsibilities for financial reporting. This committee, which consists of three independent directors, reviews the audited consolidated financial statements, and recommends the financial statements to the Board for approval. Other key responsibilities of the Audit Committee include reviewing the adequacy of the Company's existing internal controls, audit process and financial reporting with management and the external auditors.

     These financial statements have been audited by KPMG LLP, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.


/s/ Jim A. Wright                                /s/ Ping Wei
-------------------------                       -------------------------------
JIM A. WRIGHT                                    PING WEI
Chief Executive Officer                          Acting Chief Financial Officer
June 28, 2003


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2003 and the related consolidated statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2003 and for the period from inception on September 5, 1986 to May 31, 2003 in accordance with Canadian generally accepted accounting principles.

     We did not audit the consolidated financial statements of Lorus Therapeutics Inc. for the period from inception on September 5, 1986 to May 31, 1994. Those consolidated financial statements were audited by other auditors who issued a report without reservation on July 8, 1994.


/s/ KPMG LLP
-------------------------
Chartered Accountants
Toronto, Canada
July 3, 2003

CONSOLIDATED BALANCE SHEETS


As at May 31 (amounts in 000's) (Canadian Dollars)

                                                            2003        2002
                                                          --------    --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 $    905    $  1,165
Short-term investments                                      24,219      36,657
Prepaid expenses and amounts receivable                      1,104       1,195
                                                          --------    --------
TOTAL CURRENT ASSETS                                        26,228      39,017
FIXED ASSETS (note 3)                                        1,507         533
GOODWILL                                                       606         606
ACQUIRED RESEARCH AND DEVELOPMENT (note 4)                   5,669       7,416
DEFERRED FINANCING COSTS                                       245          --
                                                          --------    --------
                                                          $ 34,255    $ 47,572
                                                          --------    --------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                          $  1,318    $    442
Accrued liabilities                                          4,042       2,990
                                                          --------    --------
TOTAL CURRENT LIABILITIES                                    5,360       3,432
                                                          --------    --------
SHAREHOLDERS' EQUITY
Share capital (note 5)
  Common shares
    Authorized: unlimited number of shares;
    Issued and outstanding (000's):
    May 31, 2003 - 145,285
    May 31, 2002 - 144,412                                 120,441     119,168
  Warrants                                                      --          --
  Deferred stock-based compensation                            (43)       (159)
Deficit accumulated during development stage               (91,503)    (74,869)
                                                          --------    --------
TOTAL SHAREHOLDER'S EQUITY                                  28,895      44,140
                                                          --------    --------
                                                          $ 34,255    $ 47,572
                                                          --------    --------

Commitments (note 9)
Subsequent Events (note 13)
Canada and United States accounting policy differences
  (note 14)

See accompanying notes to consolidated financial statements




On behalf of the Board:



[SIGNATURE]                                  [SIGNATURE]
---------------------------                  ---------------------------
Director                                     Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


                                                                                                   Period from
                                                                                                    inception
                                                                     Years Ended May 31           Sept. 5, 1986
(amounts in 000's except for per common share data)         ----------------------------------      to May 31,
(Canadian Dollars)                                            2003         2002         2001           2003
---------------------------------------------------         --------     --------     --------    -------------
REVENUES                                                    $     66     $     --     $     --       $     66
                                                            --------     --------     --------       --------
                                                                  66           --           --             66
                                                            --------     --------     --------       --------
OPERATING EXPENSES
Cost of sales                                                     55           --           --             55
Research and development (note 7)                             12,550        8,659        9,797         59,059
General and administrative                                     4,290        4,867        6,414         32,878
Depreciation and amortization                                    960        1,956        1,903          8,361
                                                            --------     --------     --------       --------
OPERATING LOSS                                                17,789       15,482       18,114        100,287
                                                            --------     --------     --------       --------
INTEREST AND OTHER INCOME                                     (1,155)      (1,995)      (2,901)        (8,784)
                                                            --------     --------     --------       --------
LOSS FOR THE PERIOD                                           16,634       13,487       15,213         91,503
Deficit, beginning of period                                  74,869       61,382       46,169             --
                                                            --------     --------     --------       --------
DEFICIT, END OF PERIOD                                      $ 91,503     $ 74,869     $ 61,382       $ 91,503
                                                            --------     --------     --------       --------
BASIC AND DILUTED LOSS
  PER COMMON SHARE (note 2)                                 $   0.12     $   0.09     $   0.11
                                                            --------     --------     --------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  USED IN THE CALCULATION OF BASIC AND DILUTED
  LOSS PER SHARE                                             144,590      143,480      140,776
                                                            --------     --------     --------

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Period from
                                                                                                inception
                                                              Years Ended May 31              Sept. 5, 1986
                                                      ----------------------------------       to May 31,
(amounts in 000's) (Canadian Dollars)                    2003         2002         2001            2003
---------------------------------------               ----------    --------    ----------    -------------
OPERATING ACTIVITIES
Loss for the period                                   $(16,634)     $(13,487)    $(15,213)      $(91,503)
Add items not requiring a current
  outlay of cash:
    Depreciation and amortization                        2,033         3,407        3,368         13,961
    Stock-based compensation                               674           296          335          1,336
    Other                                                   --            --           --            500
Net change in non-cash working capital
  balances related to operations (note 8)                2,019        (2,124)       1,848          3,349
                                                      --------      --------     --------       --------
CASH USED IN OPERATING ACTIVITIES                      (11,908)      (11,908)      (9,662)       (72,357)
                                                      ========      ========     ========       ========
INVESTING ACTIVITIES
Sale (purchase) of short-term investments, net          12,438         9,378      (40,376)       (24,219)
Acquisition, net of cash received                           --            --           --           (539)
Acquired research and development                           --            --           --           (715)
Additions to fixed assets                               (1,260)         (477)        (172)        (4,992)
Cash proceeds on sale of fixed assets                       --            --           --            348
                                                      --------      --------     --------       --------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         11,178         8,901      (40,548)       (30,117)
                                                      ========      ========     ========       ========
FINANCING ACTIVITIES
Issuance of warrants                                        --            --           --         31,877
Issuance of common shares                                  715         1,389        2,065         71,747
Additions to deferred financing costs                     (245)                                     (245)
                                                      --------      --------     --------       --------
CASH PROVIDED BY FINANCING ACTIVITIES                      470         1,389        2,065        103,379
                                                      ========      ========     ========       ========
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   DURING THE PERIOD                                      (260)       (1,618)     (48,145)           905
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD           1,165         2,783       50,928             --
                                                      --------      --------     --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD              $    905      $  1,165     $  2,783       $    905
                                                      ========      ========     ========       ========

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2003, 2002 and 2001

1. Description of Business

Lorus Therapeutics Inc. ("Lorus" or "the Company") is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in all stages of evaluation, from preclinical through Phase III trials, and a product approved in Mexico for malignant melanoma, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxic compounds that improve patients' quality of life.

2. Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly-owned subsidiary GeneSense Technologies Inc. ("GeneSense"). The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated on consolidation.
     The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 14 "Canada and United States Accounting Policy Differences."

REVENUE RECOGNITION

Revenue includes product sales revenue and royalty revenue.
     The Company recognizes revenue from product sales when title has passed and collection is reasonably assured, which typically is upon delivery to the distributor.
     The Company earns royalties from its distributor. Royalties from the distribution and licensing agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Lorus invests in high quality government and corporate issuers with low credit risk. Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.
     Short-term investments, which consist of fixed income securities with a maturity of three months or more, are recorded at their accreted value as they are held to maturity instruments.

INVENTORY

The Company purchases drugs for resale and for research and clinical development. Drugs purchased for use in research and clinical development are expensed as purchased. Drugs purchased for resale are recorded as inventory and valued at lower of cost and net realizable value.

FIXED ASSETS

Fixed assets are recorded at cost. The Company provides depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Furniture and equipment:     straight-line over three to five years

Leasehold improvements:      straight-line over the lease term

The Company regularly reviews the carrying value of its fixed assets by comparing the carrying amount of the assets to the expected future cash flows to be generated by the assets. If the carrying value exceeds the amount recoverable, a write-down is charged to the statement of operations.

RESEARCH AND DEVELOPMENT

Research costs are charged to expense as incurred. Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.
     The Company capitalized the cost of acquired research and development on the acquisitions of GeneSense and the NuChem compounds and is amortizing these costs on a straight-line basis over seven years. Management reviews the carrying value of acquired research and development and accounts for any permanent impairment in value as a charge to operations in the year incurred.
     The carrying value of acquired research and development does not necessarily reflect its present or future value. The amount recoverable is dependent upon the continued advancement of the drugs through research, clinical trials and ultimately to commercialization. It is not possible to predict the outcome of future research and development programs.
     The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination, and until June 1, 2002, was amortized on a straight-line basis over three years. In

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards require that the purchase method of accounting must be used for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. The new standards are substantially consistent with U.S. GAAP.

     The Company has adopted these new standards as of June 1, 2002 and the Company has discontinued amortization of all existing goodwill. The Company has also evaluated existing intangible assets, including estimates of remaining useful lives in accordance with the provisions of the standard.

     In connection with Section 3062's transitional goodwill impairment evaluation, the Company assessed whether goodwill was impaired as of June 1, 2002. Impairment is identified by comparing the carrying amount of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. The Company completed the transitional goodwill impairment assessment during the first quarter of 2003 and determined that no impairment existed at the date of adoption. The Company also tested goodwill for impairment at May 31, 2003 and determined no impairment existed.

     This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact on the historical results had the change been applied retroactively is as follows:

                                                      Years Ended May 31
                                              ----------------------------------
(amounts in 000's except for per share data)     2003        2002        2001
--------------------------------------------  ----------  ----------  ----------
Loss for the year                              $ 16,634    $ 13,487    $ 15,213
Amortization of goodwill                             --      (1,454)     (1,455)
                                               --------    --------    --------
                                               $ 16,634    $ 12,033    $ 13,758
                                               --------    --------    --------
Net loss per share                             $   0.12    $   0.09    $   0.11
Net loss per share before goodwill
  amortization                                 $   0.12    $   0.08    $   0.10
                                               ========    ========    ========


STOCK-BASED COMPENSATION

In December 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The Company adopted Section 3870 for its fiscal year beginning June 1, 2002. The adoption of Section 3870 does not have an impact on the Company's financial condition or results of operations as the Company's historically applied accounting policy as described below is an acceptable policy within
Section 3870. Stock options granted to employees are accounted for using the intrinsic value method. Under the intrinsic value method, compensation cost is recorded if, on the measurement date of the grant, the fair value of an underlying common share exceeds the exercise price per share. For options with contingent vesting criteria, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. Deferred stock-based compensation is recognized as an expense over the vesting period of the option.

     The Company has a deferred share unit plan that provides directors the alternative to receive payment for their current services in the form of share units rather than common shares or cash. Share units entitle the holder to receive, in the future, either an equivalent number of common shares or the cash equivalent of the shares at the date the units are exercised. As the award entitles the holder to settle the award through the receipt of cash, the value of the share units are recorded as a liability and the share units are revalued each reporting date with any increase or decrease in value being recorded in the consolidated statement of loss.

     Stock options granted to consultants and other non-employees are accounted for using he fair value method. Under this method, options granted are recognized at their fair value as services are performed and/or options are earned.

INCOME TAXES

Income taxes are reported using the asset and liability method. Under this method future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carry forwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LOSS PER SHARE
Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

SEGMENTED INFORMATION
The Company is organized and operates as one operating segment, the research and development of cancer therapies.

USE OF ESTIMATES
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts presented in the financial statements and the accompanying notes. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION
Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated into Canadian dollars at the rates on the balance sheet dates. Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.


3. FIXED ASSETS


As at May 31 (amounts in 000's)                               2003        2002
                                                            -------     -------
Furniture and equipment                                     $ 1,603     $ 1,171
Leasehold improvements                                          898         139
                                                            -------     -------
                                                              2,501       1,310
Accumulated depreciation and amortization                      (994)       (777)
                                                            -------     -------
                                                            $ 1,507     $   533
                                                            =======     =======


4. ACQUIRED RESEARCH DEVELOPMENT


As at May 31 (amounts in 000's)                               2003        2002
                                                            -------     -------
Cost                                                        $12,228     $12,228
Accumulated amortization                                     (6,559)     (4,812)
                                                            -------     -------
                                                            $ 5,669     $ 7,416
                                                            =======     =======


5. SHARE CAPITAL

(a) CONTINUITY OF COMMON SHARES AND WARRANTS

                                                         Common Shares                Warrants
                                                      --------------------       ------------------
(amounts and units in 000's)                          Number       Amount        Number      Amount
                                                      -------     --------       ------      ------
Balance at May 31, 2000                               139,665     $114,709        1,410       $ 754
Exercise of purchase warrants                   (b)       168           93         (168)        (25)
Issuance under alternate compensation plan      (c)        28           49           --          --
Exercise of stock options                               2,550        1,866           --          --
Stock-based compensation                                   --          351           --          --
Other                                                      --           82           --          --
                                                      -------     --------        -----       -----
Balance at May 31, 2001                               142,411      117,150        1,242         729
                                                      -------     --------        -----       -----
Exercise of compensation warrants               (b)       476          265         (476)        (70)
Expiry of compensation warrants                            --          659         (766)       (659)
Exercise of stock options                               1,525        1,194           --          --
Stock-based compensation                                   --         (100)          --          --
                                                      -------     --------        -----       -----
Balance at May 31, 2002                               144,412      119,168           --          --
                                                      -------     --------        -----       -----
EXERCISE OF STOCK OPTIONS                                 873          715           --          --
STOCK-BASED COMPENSATION                                   --          558           --          --
                                                      -------     --------        -----       -----
BALANCE AT MAY 31, 2003                               145,285     $120,441           --       $  --
                                                      =======     ========        =====       =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) OCTOBER 1999 PRIVATE PLACEMENT OF SPECIAL WARRANTS

In connection with the October 27, 1999 special warrants offering the Company issued 2,824,849 compensation warrants (stated capital $0.147 per warrant) for services in connection with the completion of the offering. Each compensation warrant entitles the holder to acquire one common share for $0.41 at any time prior to October 27, 2001. During fiscal year 2002, 475,700 compensation warrants were exercised (2001 -- 167,750).

(c) ALTERNATE COMPENSATION PLANS

In 2000, the Company established a compensation plan for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors' fees or performance bonuses of officers in lieu of cash. The number of common shares reserved for issuance under this plan is 2,500,000. Since inception, 46,000 shares have been issued under this plan.

     The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the director to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The share units are granted based on the market value of the common shares on the date of issue. As of May 31, 2003 45,964 deferred share units have been issued (2002 -- 83,057), with a cash value of $58,000 (2002 -- $62,000) being recorded in accrued liabilities.

(d) STOCK OPTION PLAN

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 12,000,000 common shares. Options are granted at the fair market value of the common shares on the date of grant. Options vest at various rates and have a term of five years. Stock option transactions for the three years ended May 31, 2003 are summarized as follows:

                                                2003                       2002                            2001
                                       ----------------------     -------------------------       ------------------------
                                                    WEIGHTED-                     Weighted-                      Weighted-
                                                      AVERAGE                       average                        average
                                        OPTIONS      EXERCISE       Options        exercise       Options         exercise
                                        (000's)         PRICE       (000's)           price       (000's)            price
                                       --------    ----------     ----------     ----------       -------        ---------
Outstanding at beginning of year          5,425        $ 1.17          4,144         $ 1.19         6,310           $ 0.80
Granted                                   2,613        $ 0.72          3,188         $ 0.98         1,281           $ 2.08
Exercised                                  (873)       $ 0.83         (1,525)        $ 0.78        (2,550)          $ 0.73
Forfeited                                (1,787)       $ 1.01           (382)        $ 1.39          (897)          $ 1.00
                                         ------        ------         ------         ------        ------           ------
Outstanding at end of year                5,378        $ 1.05          5,425         $ 1.17         4,144           $ 1.19
                                         ------        ------         ------         ------        ------           ------
Exercisable at end of year                2,921        $ 1.26          2,183         $ 1.32         2,486           $ 0.95
                                         ======        ======         ======         ======        ======           ======

The following table summarizes information about stock options outstanding at May 31, 2003:

                                                          Options outstanding                      Options exercisable
                                             ----------------------------------------------     --------------------------
                                                                  Weighted-
                                                                    average       Weighted-                      Weighted-
                                                  Options         remaining         average          Options       average
                                              outstanding       contractual        exercise      exercisable      exercise
Range of Exercise Price                           (000's)      life (years)           price          (000's)         price
------------------------                     ------------      ------------      ----------     ------------    ----------
$0.33 to $0.49                                        918              2.54          $ 0.37              543        $ 0.39
$0.50 to $0.99                                      3,227              3.76          $ 0.80            1,272        $ 0.79
$1.00 to $1.99                                        483              2.44          $ 1.58              455        $ 1.58
$2.00 to $3.63                                        750              2.06          $ 2.63              651        $ 2.66
                                                    -----              ----          ------            -----        ------
                                                    5,378              3.20          $ 1.05            2,921        $ 1.26
                                                    =====              ====          ======            =====        ======

(e) DEFERRED STOCK-BASED COMPENSATION

The Company recorded a deferred stock-based compensation charge relating to options issued under the Company's stock option plan amounting to $558,000 for ended May 31, 2003 (2002 -- recovery $100,000 and 2001 -- charge $351,000).
Amortization of deferred stock-based compensation was $674,000 for the year ended May 31, 2003 (2002 -- $296,000 and 2001 -- $335,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(F) PRO FORMA DISCLOSURE FOR EMPLOYEE STOCK BASED COMPENSATION

The Company accounts for its stock options granted to employee using the intrinsic value method. Section 3870 requires companies not using the fair value method to disclose pro forma net earnings and earnings per share information as if the company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.

     A summary of the pro forma impact on the statement of loss is presented in the table below.

                                                                                  Years Ended May 31
                                                                        ------------------------------------
(amounts in 000's)                                                        2003         2002          2001
--------------------------                                              --------    ----------    ----------
Loss for the year                                                       $16,634      $13,487       $15,213
Compensation expenses related to the fair value of stock options          1,929        1,574         1,394
Employee stock-based compensation expense as recorded                      (511)        (296)         (335)
                                                                        -------      -------       -------
Pro forma loss for the period                                           $18,052      $14,765       $16,272
                                                                        -------      -------       -------
Pro forma loss per common share                                         $  0.12      $  0.10       $  0.12
                                                                        -------      -------       -------

The fair value of each option granted or modified has been estimated at the date of grant or modification using the Black-Scholes option pricing model with the following assumptions used for options granted in the years ended May 31, 2003, 2002 and 2001: (i) dividend yield of 0%; (ii) expected volatility of 110% (2002 -- 80%, 2001 -- 95%) (iii) risk free interest rates ranging from 3.2% to 3.5% (2002 -- 3.6%, 2001 -- 5.4%) and (iv) expected lives of 5 years. The
Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant date fair values of options issued in the years ended May 31, 2003, 2002 and 2001 were $0.75, $0.71 and $1.56 respectively.

6. INCOME TAXES

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

     Significant components of the Company's future tax assets are as follows:



As at May 31 (amounts in 000's)                             2003         2002
--------------------------------                         ---------    ---------
Non-capital loss carryforwards                            $  9,824     $  7,870
Research and developments expenditures                      12,905       11,218
Book over tax depreciation                                   1,576        1,537
Other                                                          492          787
                                                          --------     --------
Future tax assets                                           24,797       21,412
Valuation allowance                                        (24,797)     (21,412)
                                                          --------     --------
                                                          $     --     $     --
                                                          ========     ========

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts have been completely offset by a valuation allowance.

     Research and development expenditures can be carried forward indefinitely. To the extent that the non-capital loss carryforwards are not used, they expire as follows:


Year of expiry (amounts in 000's)                         Non-capital losses
-----------------------------------                       ------------------
2004                                                                 $ 2,022
2005                                                                   2,295
2006                                                                   3,702
2007                                                                   4,625
2008                                                                   4,985
2009                                                                   6,535
2010                                                                   8,453
                                                                     -------
                                                                     $32,617
                                                                     =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   RESEARCH AND DEVELOPMENT PROGRAM

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(A)  IMMUNOTHERAPY

This clinical approach stimulates the body's natural defenses against cancer. The Company's lead drug Virulizin(R) is currently in a Phase III clinical trial for the treatment of pancreatic cancer and is being sold in the private market in Mexico for malignant melanoma.

(B)  ANTISENSE

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins. GTI-2040 and GTI-2501, the Company's lead antisense drugs, have shown preclinical anticancer activity across a broad range of cancers and are currently in Phase II and Phase I trials, respectively.

(C)  SMALL MOLECULES

Anticancer activity was discovered with an anti-fungal agent Clotrimazole ("CLT"). Based on the structural feature found to be responsible for the anticancer effect of CLT, chemical analogues of CLT have been designed and tested. The lead analogue NC381 is in the preclinical stage of development.


                                                                                       Period from
                                                                                        inception
                                                      Years Ended May 31              Sept. 5, 1986
                                             ------------------------------------       to May 31,
(amounts in 000's)                            2003           2002           2001           2003
                                             -------        ------         ------     -------------
Research and Development
Immunotherapy
  Expensed                                    $7,433        $4,612         $2,161         $36,921
  Acquired                                         -             -              -               -
Antisense
  Expensed                                     4,911         3,410          7,116          18,209
  Acquired                                         -             -              -          11,000
Small Molecules
  Expensed                                       206           637            520           3,929
  Acquired                                         -             -              -           1,228
                                             -------        ------         ------         -------
Total expensed                               $12,550        $8,659         $9,797         $59,059
                                             -------        ------         ------         -------
Total acquired                               $     -        $    -         $    -         $12,228
                                             -------        ------         ------         -------


8.   SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital balances for each of the periods ended are summarized as follows:


                                                                                       Period from
                                                                                        inception
                                                      Years Ended May 31              Sept. 5, 1986
                                             ------------------------------------       to May 31,
(amounts in 000's)                            2003           2002           2001           2003
                                             -------        ------         ------     -------------
(INCREASE) DECREASE
Prepaid expenses and amounts receivable     $     91       $   309         $ (409)        $  (527)
Deferred charges                                   -             -              -               -
INCREASE (DECREASE)
Accounts payable                                 876        (2,686)           988              74
Accrued liabilities                            1,052           253          1,269           3,802
                                            --------       -------         ------         -------
                                            $  2,019       $(2,124)        $1,848         $ 3,349
                                            --------       -------         ------         -------

During the year ended May 31, 2003, the Company received interest of $1,679,000 (2002 - $2,488,000 and 2001 - $2,607,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. COMMITMENTS

(a) OPERATING LEASE COMMITMENTS

The Company has entered into operating leases for premises under which it is obligated to make minimum annual payments of approximately $119,000 in 2004 and $102,000 in 2005.

     During the year ended May 31, 2003, operating lease expenses was $122,000 (2002 - $118,000 and 2001 - $206,000).

(b) OTHER CONTRACTUAL COMMITMENTS

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for a 20% share interest in NuChem, the payment of U.S. $350,000 in shares of Lorus, and up to U.S. $3,500,000 in cash. To date the Company has made cash payments of U.S. $500,000. The remaining balance of up to U.S. $3,000,000 remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials. Additional amounts paid will be classified as acquired research and development and will be amortized over the estimated useful life of the asset.

     The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sublicense certain oligonucleotide technologies. In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights. Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties. To date the Company has not paid any royalties pursuant to the license agreement.

10. RELATED PARTY TRANSACTIONS

During the year ended May 31, 2003, consulting fees of $48,874 were paid to a company which is controlled by a former director of the Company (2002 - $68,000 and 2001 - nil).

     The amount payable to related parties as at May 31, 2003 was nil (2002 - $46,000 and 2001 - $140,000).

11. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, short-term investments, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

     Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments. The Company mitigates this risk by investing in high grade fixed income securities.

12. GUARANTEES

During 2003 the Company adopted the new CICA Accounting Guideline ACG-14 "Disclosure of Guarantees", which requires certain disclosures of obligations under guarantees.

     The Company entered into various contracts whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.

13. SUBSEQUENT EVENTS

On June 11, 2003, the Company raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one one-half of one purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition the Company issued 1,835,400 compensation options for services in connection with the completion of the offering. Each compensation option entitles the holder to acquire one unit for $1.27 at any time on or before December 10, 2004.

14. CANADA AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. In certain respects, GAAP as applied in the United States differs from that applied in Canada. There are no material measurement differences between Canadian GAAP and United States GAAP that apply to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) SFAS 130 REPORTING COMPREHENSIVE INCOME

SFAS No. 130 establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from shareholder transactions. Comprehensive loss for the periods presented in these financial statements equaled the loss for the period.

(b) RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

     Effective January 1, 2003, the Company adopted the initial recognition and measurement provisions of FASB interpretation No. 45 "Guarantees, Including Indirect Guarantees of Indebtedness of Others," which apply on a prospective basis to certain guarantees issued or modified after December 31, 2002. FIN 45 requires that a liability be recognized for the estimated fair value of the guarantee at its inception. The Company has entered into agreements that contain features which meet the definition of a guarantee under FIN 45 as described in note 12. The maximum amounts from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees. The adoption of FIN 45 did not have a material impact on the business, results of operations and financial condition of the Company.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The application of this Interpretation will not have a material effect on the Company's financial statements.

DIRECTORS AND OFFICERS

EXECUTIVE STAFF

JIM A. WRIGHT, PH.D.
Chief Executive Officer

AIPING YOUNG, M.D., PH.D.
Senior Vice President, Research and Development and Chief Technology Officer

SUZANNE CADDEN
Vice President, Clinical and Regulatory Affairs

SHANE ELLIS
Vice President, Legal Affairs and Corporate Secretary

PING WEI
Director of Finance and Comptroller (Acting Chief Financial Officer)

BOARD OF DIRECTORS

J. KEVIN BUCHI
Senior Vice President and Chief Financial Officer, Cephalon Inc.

ROBERT L. CAPIZZI
President, Capizzi Clinical Resources Inc.

DONALD W. PATERSON
President, Cavandale Corporation, Toronto

ELLY REISMAN
Chief Executive Officer, The Great Gulf Group, Toronto

ALAN STEIGROD
Managing Director, Newport HealthCare Ventures, Newport Beach

GRAHAM STRACHAN, (CHAIRMAN)
President, GLS Business Development Inc., Toronto

JIM A. WRIGHT
Chief Executive Officer, Lorus Therapeutics Inc.

SHANE ELLIS
Vice President, Legal Affairs and Corporate Secretary, Lorus Therapeutics Inc.

MEDICAL AND SCIENTIFIC ADVISORY BOARD (MSAB)

DR. DONALD BRAUN, PH.D.
Professor/Administrative Director of The Cancer Institute,
Medical College of Ohio

DR. GREGORY CURT, M.D.
U.S. Department of Health and Human Services, Betheseda, Maryland

DR. ROBERT KERBEL, PH.D.
Senior Scientist, Molecular and Cellular Biology Research,
Canada Research Chair in Molecular Medicine,
Sunnybrook and Women's College Health Sciences Centre, Toronto, Ontario

DR. JAMIE DE LA GARZA SALAZAR, M.D.
Director General, National Cancer Institute, Mexico City, Mexico

DR. LESLEY SEYMOUR, PH.D., MBBCH, FCP(SA)
Co-Director, Investigational New Drug Program,
National Cancer Institute of Canada, Kingston, Ontario

DR. BISHNU SANWAL, PH.D., DSC, FRSC
Professor Emeritus, Department of Biochemistry,
University of Western Ontario, London, Ontario

DR. GEORGE R. STARK, PH.D., FRS
Distinguished Scientist, Lerner Research Institute,
The Cleveland Clinic Foundation, Cleveland, Ohio

DR. L. SIMINOVITCH, PH.D., DSC, CC, FRS, FRSC
Chairman, Lorus Therapeutics Inc.'s MSAB
Director Emeritus, Samuel Lunenfeld Research Institute, Toronto, Ontario

SHAREHOLDER INFORMATION

CORPORATE COUNSEL
Torys, Toronto
Marusyk Miller & Swain, Ottawa

AUDITORS
KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200,
North York, Ontario M2P 2H3

TRANSFER AGENT AND REGISTRAR
Inquiries regarding transfer requirements, lost certificates and changes of address should be directed to the transfer agent.

Computershare Trust Company of Canada
100 University Avenue, 11th Floor,
Toronto, Ontario M5J 2Y1
Tel: 416 981 9500

INQUIRIES, ANNUAL AND QUARTERLY REPORTS
Shareholders and prospective shareholders are invited to call or e-mail us with questions or requests for additional information.
Tel: 416 798 1200
Fax: 416 798 2200
e-mail: ir@lorusthera.com
website: www.lorusthera.com

ANNUAL MEETING
The 2003 Annual Meeting of Shareholders will be held on Thursday November 20, 2003 at 4 p.m. at:

TSX Conference Centre
The Exchange Tower
130 King Street West, Toronto, Ontario M5X 1J2

L O R U S

   --------------------------------------------------
   LORUS THERAPEUTICS INC.
   --------------------------------------------------
   2 Meridian Road, Toronto, Ontario, Canada  M9W 4Z7
   --------------------------------------------------
   T 416 798 1200  F 416 798 2200  www.lorusthera.com
   --------------------------------------------------